

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Jing (Phil) Zhou
Chief Financial Officer
ECARX Holdings Inc.
5/F Building 1, Zhongteng Building
2121 Longteng Avenue
Zuhui District, Shanghai 200232
People's Republic of China

      Re: ECARX Holdings Inc.
          Form 20-F for the Year Ended December 31, 2023
          Response dated November 14, 2024

Dear Jing (Phil) Zhou:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology